

June 29, 2022

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2022 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2021 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of essDOCS Americas Limited and Trade Cert USA Ltd, because such entities were not affiliates of the Exchanges during the year ended December 31, 2021. In addition, Ex. D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation, or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.

Martha Redding
Corporate Secretary & Associate General Counsel

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 l Fax: +1 212.656.8101
Martha.redding@ice.com
ice.com

statements pursuant to Commission Rule 17a-5. Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g). Ex. D includes the financial statements for Igloo Intermediate Corporation, Level 11 Analytics, LLC and RisQ, Inc., as they were in existence during the year ended December 31, 2021. Igloo Intermediate Corporation merged into Interactive Data Holdings Corporation on May 23, 2022. Level 11 Analytics, LLC and RisQ, Inc. merged into Interactive Data Services, Inc. on May 23, 2022.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures



June 29, 2022

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2022 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2022 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.

Martha Redding
Corporate Secretary & Associate General Counsel

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
Martha.redding@ice.com
ice.com

Sincerely,

Enclosure



ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED







<table>
<tr><td>Form 1
Page 1
Execution
Page</td><td>**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
~~FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT~~</td><td>Date filed
(MM/DD/YY):

06/29/22</td><td>OFFICIAL
USE
ONLY</td></tr>
</table>

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: NYSE Chicago, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   |||||||| 22001169

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Corporate Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/00   (b) State/Country of formation: Delaware/USA

   (c) Statute under which applicant was organized: Delaware General Corporate Laws

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/22 _____ (MM/DD/YY)   NYSE Chicago, Inc.
                                         (Name of applicant)

By: _____   Martha Redding, Corporate Secretary
    (Signature)   (Printed Name and Title) *Amy Mauro*

Subscribed and sworn before me this 29th day of June , 2022 by _____ (Notary Public)
                                      (Month) (Year)

My Commission expires May 29, 2024 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE CHICAGO, INC.

June 2022

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

The Second Amended and Restated Certificate of Incorporation, Second Amended and Restated By-laws, and additional information regarding NYSE Chicago, Inc. are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Regulatory Bulletins are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE Chicago, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Chicago, Inc. (the "Exchange") for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of essDOCS Americas Limited and Trade Cert USA Ltd, because such entities were not affiliates of the Exchange during the year ended December 31, 2021.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation, or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D includes the financial statements for Igloo Intermediate Corporation, Level 11 Analytics, LLC and RisQ, Inc., as they were in existence during the year ended December 31, 2021. Igloo Intermediate Corporation merged into Interactive Data Holdings Corporation on May 23, 2022. Level 11 Analytics, LLC and RisQ, Inc. both merged into Interactive Data Services, Inc. on May 23, 2022.



NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	465
Accounts Receivable, Net of Allowance		4,706
Prepaid Expenses and Other Current Assets		245
Due from affiliates		237,582
Income tax receivable		1,254
Current assets		244,252

NON-CURRENT ASSETS:

Goodwill	89,412
Investment in subsidiary	59,971
Other non-current assets	149,383
Assets	393,635

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	628
SEC fees payable	1,613
Current liabilities	2,241

NON-CURRENT LIABILITIES:

Other non-current liabilities	0
Non-Current liabilities	0
Liabilities	2,241

Noncontrolling Interest	(27,418)

SHAREHOLDERS EQUITY:

Additional paid-in capital		529
Retained earnings		418,283
Equity		418,812
Total liabilities and equity	$	393,635

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	74,298
Data services fees, net		9,935
Other revenues		36,986
Transaction based expenses		(7,493)
Total revenue, less transaction-based expenses		**113,726**
Professional services		45
Technology and communication		2,758
Selling, general and administrative		(12)
Affiliate expense		44,584
Operating expenses		**47,375**
Operating income		**66,351**
Interest income		(27)
Other expense, net		**(27)**
Pre-tax net income		**66,324**
Income tax expense		892
Net income		**65,432**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	460
Accounts Receivable, Net		171
Prepaid expenses and other current assets		1
Current assets		632

NONCURRENT ASSETS:

Goodwill		3,159
Other Intangibles, Net		1,671
Noncurrent assets		4,830
Total assets	$	5,462

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	38
Intercompany		150
Deferred Revenue		57
Current liabilities		245

NONCURRENT LIABILITIES:

Deferred Tax Liabilities Non Current		454
Noncurrent liabilities		454
Total liabilities	$	699

EQUITY:

Retained earnings		4,763
Total equity		4,763
Total liabilities and equity	$	5,462

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
Fixed Income Data Services	479
Total Revenue	479
Expenses:	
Compensation and Benefits	2
Technology and communications	16
Rent and other occupancy	27
Selling, general and administration	1
Amortization and depreciation	119
Operating expenses	165
Operating income	314
Income Tax Expense	81
Net income	$ 233

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**

Total equity

	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statement should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	$	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	$	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 1 previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

OPERATING EXPENSES:

Selling, general & administration	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		1
.		
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		(1)
Total liabilities and equity	$	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

.

OTHER EXPENSE:

Other expense		0
Other expense		**0**
Net loss	$	**0**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2021
(Unaudited)
(In thousands)


CURRENT ASSETS:		
Due from affiliate	$	28,944
Current assets		28,944
OTHER NON-CURRENT ASSETS		
Goodwill		5,403
Other non-current assets		5,403
Total assets	$	**34,347**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4
Accrued salaries and benefits		3
Current liabilities		7
Total liabilities		**7**
EQUITY:		
Contributed Capital		29,099
Retained Earnings		5,241
Equity		**34,340**
Total liabilities and equity	$	**34,347**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

REVENUES:

Revenue from affiliate	$	1,895
Operating revenues		**1,895**
OPERATING EXPENSES:		
Compensation and benefits		564
Professional services		8
Rent and occupancy		59
Technology and communication		31
Depreciation and amortization expense		895
Intercompany affiliate expense		206
Operating expenses		**1,763**
Net income	$	132

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	56
Due from affiliates		763
Current assets		819

OTHER NON-CURRENT ASSETS

Investment in subsidiary	33,332
Other non-current assets	33,332

Total assets	$	**34,151**

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	5
Current liabilities		5

NON-CURRENT LIABILITIES:

Deferred tax liabilities - non-current	10,307
Non-current liabilities	10,307

Total liabilities	**10,312**

EQUITY:

Contributed capital	1,950
Retained earnings	18,824
Accumulated other comprehensive income	3,065
Equity	**23,839**

Total liabilities and equity	$	**34,151**



Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general & administration	26
Operating expenses	26
Operating loss	(26)
OTHER EXPENSE:	
Other expense	0
Pre-tax net loss	(26)
Income tax benefit	1,861
Net income	$ 1,835

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	$	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	$	**2,529**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

Current assets:

Cash and cash equivalents	$	122
Due from affiliates, net		16
Current assets		138
Total assets	$	138

LIABILITIES and EQUITY

Current liabilities:

Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-
Equity:		
Net loss		(2)
Retained earnings		140
Total equity		138
Total liabilities and equity	$	138

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Compensation and benefits		
Selling, general and adminstrative		2
Operating expenses		2
Operating loss		(2)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(2)
Income tax benefit		-
Net loss	$	(2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Commodities Exchange Center
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

MEMBER EQUITY:

Member capital		1
Member equity		1

Total member equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	1,264
Income tax receivable		502
Current assets		1,766

PROPERTY AND EQUIPMENT

Property and equipment cost	1,354
Accumulated depreciation	(1,254)
Property and equipement, net	100

OTHER NON-CURRENT ASSETS:

Deferred tax assets- noncurrent	1,007
Other non-current assets	1,007
Assets	2,873

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	0
Accrued salaries and benefits	145
Due to affiliates	3,794
Current liabilities	3,939

SHAREHOLDERS EQUITY:

Contributed capital		604
Retained deficit		(1,670)
Equity		(1,066)
Total liabilities and equity	$	2,873

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Affiliate income	$	1,156
Total revenue		**1,156**
Compensation and benefits		731
Technology and communication		2
Rent and Other Occupancy		78
Selling, general and administrative		5
Depreciation and amortization		299
Operating expenses		**1,115**
Operating income		**41**
Other income, net		1
Other income, net		**1**
Pre-tax net income		**42**
Income tax expense		22
Net income		**20**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	4,356
Prepaid expenses and other current assets		178
Current income tax receivable		75
Current assets		4,609

PLANT PROPERTY AND EQUIPMENT:

Operating Lease Right of Use Asset	4,832
Property and equipment cost	41,827
Accumulated depreciation	(32,008)
Property and equipment, net	14,651

OTHER NON-CURRENT ASSETS:

Goodwill	358,772
Other noncurrent assets	565
Other non-current assets	359,337
Assets	378,597

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	91
Accrued salaries and benefits	7,812
Other Current Liabilities	1,210
Due to affiliates, net	440,494
Current liabilities	449,607

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	24,494
Other Non Current Liabilities	4,340
Non-current liabilities	28,834
Liabilities	478,441

EQUITY:

Additional Paid in Capital		37,340
Contributed capital		415,909
Retained deficit		(554,788)
Accumulated other comprehensive income		1,695
Equity		(99,844)
Total liabilities and equity	$	378,597



CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Transaction fees, net	$	63
Affiliate revenue		31,763
Total revenue		31,826
Compensation and benefits		27,727
Professional services		771
Technology and communications		356
Rent and other occupancy		1,088
Selling, general & administration		305
Amortization & depreciation expense		7,480
Service & license fees to affiliate		5,236
Operating expenses		42,963
Operating loss		(11,137)
Interest income		(4)
Interest income from affiliates		33
Other expense, net		(184)
Other expense, net		(155)
Pre-tax net loss		(11,292)
Income tax benefit		2,061
Net loss	$	(9,231)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

.
EQUITY:

Member capital		1
Member equity		**1**
Total Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(In thousands)

ASSETS:

Cash and cash equivalents	$	75
Accounts receivable, net of allowance		1,004
Prepaid Expenses and Other Current Assets		4
Due from affiliates, net		510,387
Assets	$	511,470

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		421,229
Equity	$	511,470
Total liabilities and equity	$	511,470

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Transaction fees, net	$	3,430
Total revenue		3,430
Selling, general & administration		12
Affiliate expense		180
Operating expenses		192
Operating income		3,238
Other expense, net		(37)
Pre-tax net income		3,201
Net income	$	3,201

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Income Tax Receivable		578
	Current Assets	578

OTHER NONCURRENT ASSETS:

Deferred tax asset - noncurrent		$	553
	Other noncurrent assets		553
	Assets	$	1,131

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		1,372
	Current liabilities	1,372

EQUITY:

Retained deficit			(194,402)
Contributed Capital			193,580
Accumulated other comprehensive income			581
	Equity		(241)
	Total liabilities and equity	$	1,131

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	$ -
	-
Operating expenses	-
Operating income	-
Pre-tax net income	-
Income tax expense	222
Net loss	$ (222)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



DCFB LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



eCops, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all d
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



Electric Railroad LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non-recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	-
Prepaid expenses and other current assets		22
Due from affiliate		1,891
Current assets		1,913
NON-CURRENT ASSETS:		
Deferred Tax Asset		88
Non-current assets		88
Total assets	$	2,001
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		31
Accrued salaries and benefits		232
Income Tax Payable		3
Deferred Revenue		0
Current liabilities		**266**
EQUITY:		
Contributed capital		829
Retained earnings		906
Equity		**1,735**
Total liability and equity	$	2,001

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		(724)
Operating expenses		**(724)**
Pre-tax net income		724
Income tax expense		201
Net Income	$	**523**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity | $ | 1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 2, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar
Commission.



Hercules Solutions LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	191
Current assets		191
NONCURRENT ASSETS:		
Other Intangibles, Net		5,337
Investment in subsidiary		151
Noncurrent assets		5,488
Total assets	$	5,679
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	280
Current liabilities		280
NONCURRENT LIABILITIES:		
Operating Lease Liability Long-Term		(5)
Noncurrent liabilities		(5)
Total liabilities	$	275
EQUITY:		
Retained earnings		5,404
Total equity		5,404
Total liabilities and equity	$	5,679

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hercules Solutions LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
OTC Revenue	72
Total Revenue	72
Expenses:	
Professional	48
Technology and communications	22
Selling, general and administration	(1)
Amortization and depreciation	600
Operating expenses	669
Operating income	(597)
Net income	$ (597)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Highway Networks LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 4165, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Cash Clearing		
Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	**1**

Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(566)
Current assets		(566)
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		140,617
Accumulated depreciation		(61,709)
Property and equipment, net		78,908
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	78,480
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	731
Due to affiliate		134,705
Other		60
Current liabilities		135,496
Total liabilities		135,496
EQUITY:		
Contributed capital		(13,007)
Retained deficit		(81,785)
Equity		(94,792)
Total liabilities and equity	$	40,704

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Professional Services		466
Rent and other occupancy		3,224
Selling, general and administrative		1,399
Amortization and depreciation expense		7,918
Operating expenses		**13,007**
Net loss	$	**(13,007)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	840
Prepaid expenses and other current assets		171
Current assets		1,011

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		1,750
Accumulated depreciation		(1,208)
Property and equipment, net		542

NON-CURRENT ASSETS:

Goodwill		1,126
Other non-current assets		1,126
Assets		2,679

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		270
Accrued salaries and benefits		360
Income Tax Payable		(31)
Due to affiliates		15,498
Current liabilities		16,097

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent		(594)
Non-current liabilities		(594)
Liabilities		15,503

SHAREHOLDERS EQUITY:

Contributed capital		330
Retained deficit		(13,154)
Equity		(12,824)
Total liabilities and equity	$	2,679

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**0**
Compensation and benefits	1,617
Professional Services	17
Technology and communication	1,530
Rent and occupancy	61
Selling, general and administrative	7
Depreciation and amortization	299
Affiliate expense	1,067
Operating expenses	**4,598**
Operating loss	**(4,598)**
Other expense (income), net	8
Other expense, net	**8**
Pre-tax net loss	**(4,606)**
Income tax benefit	1,164
Net loss	**(3,442)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Due from affiliate		$ 338
	Current assets	338
	Assets	338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
	Current liabilities	0
SHAREHOLDERS EQUITY:		
Retained earnings		338
	Equity	338
	Total liabilities and equity	$ 338

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC

Balance Sheet

As of December 31, 2021

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	40,192
Cash - clearing member deposits		43,324,241
Accounts receivable, net of allowance		8,702
Restricted Cash		111,700
Prepaid expenses and other current assets		6,909
Current Assets		43,491,744
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		63,389
Accumulated depreciation		(49,274)
Property and equipment, net		14,115
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	43,555,859
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	7,084
Accrued salaries and benefits		5,448
Due From Affiliates		6,819
Margin deposits and guaranty funds		43,324,241
Deferred revenue		3,459
Current liabilities		43,347,051
NONCURRENT LIABILITIES:		
Other Non Current Liabilities		235
Noncurrent liabilities		235
Liabilities		43,347,286
EQUITY:		
Contributed capital		126,800
Retained earnings		81,773
Total equity		208,573
Total liabilities and equity	$	43,555,859

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	144,128
Fixed Income Data Services		269
Affiliate revenue		3,926
Total Revenue		148,323
Expenses:		
Compensation and benefits		17,944
Professional services		607
Technology and communication		5,687
Rent and occupancy		895
Selling, general and administrative		1,135
Depreciation and amortization		9,262
Service and license fees to affiliates		25,792
Operating Expenses		61,322
Operating Income		87,001
Other expense, net		(4,404)
Pre-Tax Net Income		82,597
Income tax expense		-
Net Income	$	82,597

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	19,446
Margin deposits and guaranty funds	8,069,550
Restricted Cash	112,400
Accounts receivable, net of allowance	47,183
Prepaid expenses and other current assets	1,656
Current assets	8,250,235
Other non-current assets:	
Restricted Cash LT	83,000
Deferred tax asset - noncurrent	3,451
Other non-current assets	86,451
Total assets	8,336,686
Current liabilities:	
Accounts payable and accrued liabilities	968
Accrued salaries and benefits	454
Margin deposits and guaranty funds	8,069,551
Deferred Revenue	1,400
Due to affiliates, net	58,515
Current liabilities	8,130,888
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	13,209
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	13,209
Total liabilities	8,144,097
Equity:	
Contributed capital	66,142
Retained earnings	126,447
Total equity	192,589
Total liabilities and equity	8,336,686

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	319,721
Other revenues		32,170
Service and license fees for affiliates		1,963
Total revenues		353,854
Expenses:		
Compensation and benefits		10,402
Professional services		965
Technology and communication		1,021
Rent and occupancy		991
Selling, general and adminstrative		3,082
Service and license fees to affiliates		65,165
Operating expenses		81,626
Operating income		272,228
Other income, net		943
Interest expense to affiliates		(513)
Other income, net		430
Pre-tax net income		272,658
Income tax expense		53,205
Net income	$	219,453

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS

Prepaid expenses and Other Current Assets	1
Income Tax Receivable	2
	3

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	4,583
Accumulated depreciation	(4,570)
Property and equipment net	13

OTHER NONCURRENT ASSETS

Goodwill	4,776
Other noncurrent assets	4,776
Total assets	$ 4,792

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliate	22,443
Current liabilities	22,443
Total liabilities	**22,443**

EQUITY:

Contributed capital	8,940
Retained deficit	(26,591)
Equity	**(17,651)**
Total liabilities and equity	$ 4,792

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Credit Hub, LLC
Income Statement
As Of December 31, 2021
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	-
Operating revenues		**-**
OPERATING EXPENSES:		
Amortization & depreciation expense		291
Operating expenses		**291**
Pre-tax net loss		**(291)**
Income tax expense		1
Net loss	$	**(292)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non-recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	4,967
Prepaid expenses and other current assets	100
Income tax receivable	9
Due from affiliates, net	375,084
Current assets	380,160

Property and equipment:

Property and equipment cost	44,105
Accumulated depreciation	(27,819)
Operating Lease Right of Use Asset	785
Property and equipment, net	17,071

Other non-current assets:

Other noncurrent assets	154
Other non-current assets	154
Total assets	$ 397,385

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	295
Accrued salaries and benefits	4,891
Other Current Liabilities	1,697
Deferred revenue	570
Current liabilities	7,453

Non-current liabilities:

Other noncurrent liabilities	3,971
Non-current liabilities	3,971
Total liabilities	11,424

Equity:

Contributed capital	6,894
Retained earnings	379,067
Total equity	385,961
Total liabilities and equity	$ 397,385

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	29,645
Total revenues		29,645
Expenses:		
Compensation and benefits		12,441
Professional services		667
Technology and communication		1,284
Rent and occupancy		2,974
Selling, general and administrative		93
Depreciation and amortization		9,158
Operating expenses		26,617
Operating income		3,028
Other income, net		2
Pre-tax net income		3,030
Income tax expense		2
Net income	$	3,028

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	15,184
Income tax receivable	8
Due from affiliates, net	28,581
Prepaid expenses and other current assets	66
Current assets	43,839
Property and equipment:	
Property and equipment cost	19,648
Accumulated depreciation	(15,049)
Property and equipment, net	4,599
Other non-current assets:	
Other noncurrent assets	25
Deferred tax assets- non-current	4,620
Other non-current assets	4,645
Total assets	$ 53,083

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	3,766
Accrued salaries and benefits	5,546
Deferred revenue	7
Due to affiliates, net	202,387
Current liabilities	211,706
Non-current liabilities:	
Other noncurrent liabilities	132
Non-current liabilities	132
Total liabilities	211,838
Equity:	
Contributed capital	7,363
Retained deficit	(166,118)
Total equity	(158,755)
Total liabilities and equity	$ 53,083

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	69,374
Total revenues		69,374
Expenses:		
Compensation and benefits		29,287
Professional services		989
Technology and communication		17,728
Rent and occupancy		1,434
Selling, general and administrative		310
Depreciation and amortization		2,893
Affiliate expense		10,108
Operating expenses		62,749
Operating income		6,625
Other expense, net		169
Other expense, net		169
Pre-tax net income		6,456
Income tax expense		2,490
Net income	$	3,966

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$ (63)
Accounts receivable, net of allowance	17,469
Prepaid expenses and other current assets	269
Current Income Tax Receivable	23,882
Current assets	**41,557**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	65,133
Accumulated depreciation	(49,280)
Property and equipment, net	**15,853**

OTHER NON-CURRENT ASSETS:

Goodwill	306,722
Other intangibles, net	3,535
Other non-current assets	**310,257**
Total assets	**$ 367,667**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$ 2,283
Accrued salaries and benefits	319
Due to affiliate	55,311
Deferred revenue, current	26,150
Income tax payable	-
Current liabilities	**84,063**

NON-CURRENT LIABILITIES:

Deferred tax liability- non-current	4,719
Other non-current liabilities	2,022
Non-current liabilities	**6,741**
Total liabilities	**90,804**

EQUITY:

Additional paid-in-capital	15,788
Retained earnings	261,075
Total equity	**276,863**
Total Liabilities and equity	**$ 367,667**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$	58,013
Affiliate revenue		100
Total revenue		**58,113**
Compensation and benefits		2,011
Professional services		201
Technology and communication		10,106
Rent and occupancy		2
Selling, general and administrative		135
Depreciation and amortization		9,951
Affiliate expense		43,907
Operating expenses		**66,313**
Operating loss		**(8,200)**
Interest income		0
Other income, net		745
Other income, net		**745**
Pre-tax net loss		**(7,455)**
Income tax benefit		1,669
Net loss		**(5,786)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,042
Accounts receivable, net of allowance		51,453
Due from affiliates		8,089
Income Tax Receivable		14
Prepaid expenses and other current assets		507
Current assets		61,105

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	12,596
Accumulated depreciation	(6,722)
Property and equipment, net	5,874

NON-CURRENT ASSETS:

Goodwill	90,895
Other intangibles, net	19,513
Other non-current assets	110,408
Assets	177,387

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	4,047
Accrued salaries and benefits	3,701
Deferred revenue	10
Current liabilities	7,758

NON-CURRENT ASSETS:

Other non-current liabilities	187
Liabilities	7,945

SHAREHOLDERS EQUITY:

Additional paid in capital		4,886
Retained earnings		164,556
Equity		169,442
Total liabilities and equity	$	177,387

.
.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$	105,945
Affiliate revenues		1,070
Total revenue		**107,015**
Compensation and benefits		11,723
Professional services		360
Technology and communication		8,893
Rent and Other Occupancy		480
Selling, general and administrative		1,671
Depreciation and amortization		10,544
Affiliate expenses		5,869
Operating expenses		**39,540**
Operating income		**67,475**
Affiliate interest expense		12
Other expense		15
Other expense, net		**27**
Pre-tax net income		**67,502**
Income tax expense		7
Net income		**67,495**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents		(60)
Accounts Receivable, net of allowance		14,376
Prepaid Expenses and Other Current Assets		19
Due from affiliates		172,389
Current Assets		186,723
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		79
Accumulated depreciation		(79)
Property and equipment net		-
OTHER NONCURRENT ASSETS:		
Goodwill		78,302
Other Intangibles, net		413
Other Noncurrent Assets		78,714
Total assets	$	265,438
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,316
Accrued salaries and benefits		2,296
Income taxes payable		41
Deferred Revenue		2,378
Current Liabilities		**6,032**
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		250
Non-current Liabilities		**250**
Total liabilities		**6,282**
EQUITY:		
Retained Earnings		173,931
Contributed Capital		85,225
Equity		**259,156**
Total liabilities and equity	$	**265,438**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

REVENUES:	
Market data revenue	48,039
Revenue from affiliate, net	3,444
Operating Revenues	**51,484**
OPERATING EXPENSES:	
Compensation and benefits	11,842
Professional services	173
Rent and occupancy	680
Technology and communication	2,535
Selling, general & administrative	1,363
Depreciation & amortization expense	100
Intercompany expense	5,724
Operating expenses	**22,418**
OTHER INCOME:	
Other expense	**(16)**
Pre-tax net income	**29,049**
Income tax expense	7,231
Net income	**$ 21,818**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	3,167
Accounts receivable, net of allowance	155,002
Prepaid expenses and other current assets	5,087
Income tax receivable	25
Due from affiliates, net	4,222,639
Current assets	4,385,920

Property and equipment:

Property and equipment cost	45,921
Accumulated depreciation	(42,186)
Operating Lease Right of Use Asset	9,789
Property and equipment, net	13,524
Total assets	$ 4,399,444

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	32,849
Accrued salaries and benefits	15,144
Other Current Liabilities	4,994
Deferred revenue	1,598
Current liabilities	54,585

Non-current liabilities:

Other noncurrent liabilities	14,377
Deferred Revenue - Long term	188
Non-current liabilities	14,565
Total liabilities	69,150

Equity:

Contributed capital	17,503
Retained earnings	4,312,791
Total equity	4,330,294
Total liabilities and equity	$ 4,399,444

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	757,084
Affiliate revenue	15,270
Total revenues	772,354
Expenses:	
Compensation and benefits	72,922
Professional services	1,566
Technology and communication	67,280
Rent and occupancy	3,526
Selling, general and administrative	7,742
Depreciation and amortization	4,129
Affiliate expense	41,007
Operating expenses	198,172
Operating income	574,182
Other expenses, net	1,319
Pre-tax net income	572,863
Income tax expense	18
Net income	$ 572,845

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Cash and Cash Equivalents	188
Accounts receivable, net of allowance	1,416
Affiliate	10,817
Prepaid expenses and other current assets	29
Current assets	12,450

Property and equipment:

Property and equipment cost	4,846
Accumulated depreciation	(4,129)
Property and equipment, net	717

Other non-current assets:

Investment in subsidiaries	478
Goodwill	212
Other Intangibles, Net	982
Other non-current assets	1,672
Total assets	$ 14,839

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	837
Current liabilities	837
Total liabilities	837

Equity:

Retained deficit	14,002
Total equity	14,002
Total liabilities and equity	$ 14,839

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	7,897
Total revenues		7,897
Expenses:		
Professional services		67
Technology and communication		4,341
Selling, general and administrative		(222)
Depreciation and amortization		785
Affiliate expense		734
Operating expenses		5,705
Operating income		2,192
Affiliate interest income		18
Other expense, net		(1)
Pre-tax net income		2,209
Income tax expense		-
Net income	$	2,209

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	822
Prepaid expenses and other current assets	4,367
Current Income Tax Receivable	1,468
Current assets	6,657

Property and equipment:

Operating Lease Right of Use Asset	14,053
Property and equipment cost	318,303
Accumulated depreciation	(191,144)
Property and equipment, net	141,212

Other non-current assets:

Goodwill	47,017
Other Intangibles, Net	17,219
Investment in subsidiaries	701,437
Deferred tax assets- non-current	300
Other noncurrent assets	11
Other non-current assets	765,984
Total assets	$ 913,853

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	4,516
Accrued salaries and benefits	24,226
Other current liabilities	3,155
Due to affiliates, net	2,897,841
Current liabilities	2,929,738

Non-current liabilities:

Other noncurrent liabilities	17,501
Accrued Employee Benefits - Long Term	5,285
Non-current liabilities	22,786
Total liabilities	2,952,524

Equity:

Contributed capital	32,903
Retained deficit	(2,071,574)
Total equity	(2,038,671)
Total liabilities and equity	$ 913,853

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	4,331
Affiliate revenue		84
Total revenues		4,415
Expenses:		
Compensation and benefits		92,203
Professional services		860
Technology and communication		10,783
Rent and occupancy		5,160
Selling, general and administrative		7,790
Depreciation and amortization		59,333
Affiliate expense		50,137
Operating expenses		226,266
Operating loss		(221,851)
Affiliate interest income		4,332
Other expense, net		27
Pre-tax net loss		(217,492)
Income tax expense		97,258
Net loss	$	(314,750)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	315
Accounts receivable, net of allowance		745
Due from affiliates		11,848
Current assets		12,908
Assets		12,908

LIABILITIES and EQUITY:

NON-CURRENT LIABILITIES:

Other non-current liabilities	374
Non-current liabilities	374
Liabilities	374

SHAREHOLDERS EQUITY:

Retained earnings		12,534
Equity		12,534
Total liabilities and equity	$	12,908

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	5,985
Total revenue		**5,985**
Selling, general and administrative		17
Professional services		39
Affiliate expense		1,795
Operating expenses		**1,851**
Operating income		**4,134**
Affiliate interest income		10
Other expense, net		**10**
Pre-tax net income		**4,144**
Net income		**4,144**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	302
Accounts receivable, net of allowance	$	806
Current assets		1,108
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		6,806
Accumulated depreciation		(1,623)
Property and equipment, net		5,183
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		30,000
Other non-current assets		30,000
Total assets	$	36,291
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10
Due to affiliates, net		8,298
Current liabilities		8,308
Total liabilities		8,308
EQUITY:		
Retained earnings		27,983
Total equity		27,983
Total liabilities and equity	$	36,291

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Fixed Income & Data Services Revenues	$	1,088
Total Revenue		1,088
Expenses:		
Professional Services		25
Rent and occupancy		69
Selling, General and Administration		3
Depreciation and amortization		1,054
Affiliate expense		615
Operating expenses		1,766
Operating loss		(678)
Other Income (Expense)		(1)
Pre-tax net loss		(679)
Income tax benefit		-
Net loss	$	(679)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
Total Assets	$	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		**-**
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	$	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	-
OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	1,932
Restricted cash		42,200
Prepaid expenses and other current assets		431
Due from affiliates, net		46,906
Current assets		91,469

Property and equipment:

Property and equipment cost	635
Accumulated depreciation	(553)
Property and equipment, net	82

Other non-current assets:

Goodwill	912,536
Other intangibles assets, net	287,348
Other noncurrent assets	2,574
Other non-current assets	1,202,458

Total assets	$	1,294,009

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	10,656
Accrued salaries and benefits		2,972
Deferred revenue		78
Margin Deposits and Guaranty funds		22,684
Current liabilities		36,390

Non-current liabilities:

Deferred tax liabilities - noncurrent	76,836
Other noncurrent liabilities	5,386
Non-current liabilities	82,222

Total liabilities	118,612

Equity:

Contributed capital	29,082
Retained earnings	1,146,315
Total equity	1,175,397

Total liabilities and equity	$	1,294,009

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	45,396
Revenues from affiliates		133,810
Other revenues		1,356
Total revenues		180,562
Expenses:		
Compensation and benefits		13,198
Professional services		76
Technology and communication		26,194
Rent and occupancy		671
Selling, general and adminstrative		3,027
Depreciation and amortization		2,046
Service and license fees to affiliates		44,235
Operating expenses		89,447
Operating income		91,115
Other income, net		229
Other income, net		229
Pre-tax net income		91,344
Income tax expense		22,994
Net income	$	68,350

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income Tax Receivable		3
Due from affiliates		33,287
Current Assets		33,290
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		604
Other Noncurrent Assets		604
Total assets	$	**33,894**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		33
Accrued salaries and benefits		1,981
Current Liabilities		**2,014**
Total liabilities		**2,014**
EQUITY:		
Additional Paid in Capital		19,924
Retained Earnings		11,955
Equity		**31,880**
Total liabilities and equity	$	**33,894**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

REVENUES:	
Affiliate revenue	14,143
Operating Revenues	**14,143**
OPERATING EXPENSES:	
Compensation and benefits	8,075
Professional services	495
Rent and occupancy	492
Technology and communication	57
Selling, general & administrative	141
Intercompany expense	4,048
Operating expenses	**13,308**
Pre-tax net income	835
Income tax expense	400
Net income	$ 435

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	894
Current assets		894
Other non-current assets:		
Investment in subsidiary		32,101
Other non-current assets		32,101
Total assets	$	32,995


LIABILITIES and EQUITY


Current liabilities:		
Due to affiliates, net	$	2,726
Current liabilities		2,726
Total liabilities		2,726
Non-Controlling Interest		9,001
Equity:		
Retained earnings		21,268
Total equity		21,268
Total liabilities and equity	$	32,995

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	1
Affiliate expenses	1,523
Operating expenses	1,524
Operating loss	(1,524)
Intercompany Interest Expense	(2)
Other income, net	1
Other expense, net	(1)
Pre-tax net loss	(1,525)
Income tax benefit	405
Net loss	$ (1,120)

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2021

(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents		$ 6
Current assets		6

OTHER NON-CURRENT ASSETS:

Goodwill		168,177
Other intangibles		72,273
Investment in subsidiary		203,694
Other non-current assets		444,144
Assets		444,150

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		92,988
Current liabilities		92,988

NON-CURRENT LIABILITIES:

Deferred tax liability - non current		30,865
Non-current liabilities		30,865
Liabilities		123,853

SHAREHOLDERS EQUITY:

Retained earnings		320,297
Equity		320,297
Total liabilities and equity		$ 444,150

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Intercompany revenue	$	-
Total revenue		-
Depreciation and amortization		11,870
Operating expenses		**11,870**
Operating loss		**(11,870)**
Interest expense		-
Other income, net		-
Other expense, net		**-**
Pre-tax net loss		**(11,870)**
Income tax benefit		-
Net loss		**(11,870)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Income Tax Receivable		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

Due to affiliates, net		1
Total liabilities	$	**1**

Total liabilities & Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	7,804
Accounts receivable, net of allowance	99,719
Prepaid expenses and other current assets	45,119
Current Income tax receivable	1,158
Due from affiliates	866,113
Current assets	1,019,913

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	190,724
Accumulated depreciation	(43,191)
Operating Lease Right of Use Asset	37,502
Property and equipment, net	185,035

OTHER NON-CURRENT ASSETS:

Goodwill	7,739,380
Other intangibles, net	3,987,067
Other non-current assets	45,056
Other non-current assets	11,771,503
Assets	12,976,451

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	69,597
Accrued salaries and benefits	24,556
Other current liabilities	13,770
Deferred revenue	43,469
Current liabilities	151,392

NON-CURRENT LIABILITIES:

Deferred tax liabilities Non current	1,092,906
Deferred revenue - Long term	15,485
Other non-current liabilities	107,520
Non-current liabilities	1,215,911
Liabilities	1,367,303

SHAREHOLDERS EQUITY:

Additional paid-in capital	28,710
Retained earnings	11,580,438
Equity	11,609,148
Total liabilities and equity	12,976,451

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	1,092,441
Total revenue		**1,092,441**
Compensation and benefits		231,538
Professional services		33,016
Acquisition-related transaction and integration costs		28,041
Technology and communication		121,484
Rent and occupancy		7,943
Selling, general and administrative		18,029
Depreciation and amortization		388,530
Intercompany Expense		34,872
Operating expenses		**863,453**
Operating income		**228,988**
Interest income		4
Intercompany Interest Income		1,441
Interest expense		73
Other expense, net		(1,273)
Other income, net		**245**
Pre-tax net income		**229,233**
Income tax expense		138,722
Net income		**90,511**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and Cash Equivalents	$	1,170
Prepaid expenses and other current assets		1
Due from affiliate		140
Income tax receivable		69
Current assets		1,380

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	50
Operating lease right of use asset	225
Accumulated depreciation	(35)
Property and equipment, net	240
Assets	1,620

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	108
Accrued salaries and benefits	328
Other current liabilities	53
Current liabilities	489

NON-CURRENT LIABILITIES:

Operating lease liability	179
Deferred tax liability	5
	184
Liabilities	673

SHAREHOLDERS EQUITY:

Retained earnings		820
Accumulated other comprehensive income		127
Equity		947
Total liabilities and equity	$	1,620

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Other revenues	$	1,948
Total revenue		**1,948**
Compensation and benefits		1,643
Professional Services		90
Technology and communication		32
Rent and other occupancy		61
Selling, general and administrative		12
Depreciation and amortization		11
Affiliate expense		-
Operating expenses		**1,849**
Operating income		**99**
Other expense, net		(5)
Pre-tax net income		**94**
Income tax expense		16
Net income		**78**

.
.
In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2021
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:

Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		$	8,583
	Current liabilities		8,583

EQUITY:

Retained deficit			(47)
	Equity		(47)
	Total Liabilities and Equity	$	8,536

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. information normally included in financial statements prepared in accordance with accounting principles generally accepted United States of America have been condensed or omitted. These financial statements do not include income taxes account equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statement Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requi generally accepted accounting principles for complete financial statements. These financial statements should be read in co with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 202 are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	377
Restricted cash		200
Due from affiliate		19,638
Current assets		20,215
Total assets	$	**20,215**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		0

EQUITY:

Contributed capital		9,200
Retained earnings		11,015
Equity		**20,215**
Total liabilities and equity	$	**20,215**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no[...] recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco[...] taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit[...] financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all [...] the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto f[...] the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Secu[...] and Exchange Commission.



ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

REVENUES:

Transaction fees	$	2,587
Operating revenues		2,587

OPERATING EXPENSES:

Compensation and benefits	19
Technology Expenses	38
Selling, general & administrative	12
Service and license fees to affiliate	758
Operating expenses	**827**
Operating income	**1,760**

Net income	$	**1,760**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	2,669
Accounts receivable, net of allowance		25,535
Current income tax receivable		7
Due from affiliate		30,868
Current assets		59,079
Total assets	$	**59,079**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	11,894
Current liabilities		11,894
Total liabilities		**11,894**

EQUITY:

Additional paid-in capital		193
Retained earnings		46,992
Equity		**47,185**
Total liabilities and equity	$	**59,079**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm
adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info
normally included in financial statements prepared in accordance with accounting principles generally accepted in the United
America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me
accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontine
Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac
accounting principles for complete financial statements. These financial statements should be read in conjunction with the
Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are con
Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



REVENUES:		
Transaction fees, net	$	19,277
Market data fees		98,243
Other revenue		908
Intercompany revenue		5,171
Operating revenues		**123,599**
OPERATING EXPENSES:		
Technology and communication		(2)
Selling, general & administration		2,110
Service & license fees to affiliates		88,450
Operating expenses		**90,558**
Operating income		**33,041**
OTHER EXPENSE:		
Other expense		**(9)**
Pre-tax net income		33,032
Income tax expense		3
Net income	$	**33,029**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK GP, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



ICE UK LP, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total Equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

Non-current assets:

Investment in affiliate	$	15
Non-current assets		15
Total assets		15

Liabilities and Equity

CURRENT LIABILITIES:

Due to affiliates	$	-
Current liabilities		0

.

Equity:

Retained earnings		15
Total equity		15
Total liabilities and equity	$	15

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	2,130
Current income tax receivable		3,308
Current assets		5,438
Investment in subsidiary		222,788
Total assets	$	228,226
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		497
Due from affiliate		4,851
Current liabilities	$	5,348
Non Current Liabilities		3
Total liabilities		5,351
.		
Equity:		
Contributed capital		46,258
Retained earnings		176,617
Total equity		222,875
Total liabilities and equity	$	228,226

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Professional Services	230
Selling, general & administration	3
Total operating expenses	**233**
Operating loss	**(233)**
Other Expense	**15**
Income tax expense	**111**
Net Loss	$ **(359)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IDS International, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Due from affiliates, net	$	442,651
Current assets		442,651
Total assets	$	442,651
Total liabilities		-
Equity:		
Retained earnings		442,651
Total equity		442,651
Total liabilities and equity	$	442,651

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IDS International, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		669
Other Income, Net		(62)
Other income		607
Pre-tax net income		607
Income tax expense		223
Net income	$	384

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ 1
Due from affiliates, net	10,699
Current assets	**10,700**
Total assets	**$ 10,700**

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	**-**
Non-current liabilities:	
Deferred Tax Liabilities - Non Current	**2,011**
Non-current liabilities	**2,011**
Total liabilities	**2,011**
Equity:	
Retained earnings	**8,689**
Total equity	**8,689**
Total liabilities and equity	**$ 10,700**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Igloo Intermediate Corporation
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax expense	19
Net loss	(19)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	5
Current assets	**5**
Non-current assets:	
Goodwill	3,231,837
Other intangibles, net	1,661,475
Investment in subsidiary	10,096
Due from affiliates	17,405
Non-current assets	**4,920,813**
Total assets	**$ 4,920,818**

LIABILITIES and EQUITY

Current liabilities:	
Income tax payable	-
Current liabilities	**-**
Non-current liabilities:	
Deferred tax liabilities - noncurrent	485,285
Non-current liabilities	**485,285**
Total liabilities	**485,285**
Equity:	
Contributed capital	1,474
Retained earnings	4,434,059
Total equity	**4,435,533**
Total liabilities and equity	**$ 4,920,818**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Depreciation and amortization	114,839
Operating expenses	114,839
Operating loss	(114,839)
Other expenses, net	-
Pre-tax net loss	(114,839)
Income tax benefit	31,357
Net loss	$ (83,482)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	30
Current Income Tax Receivable	8
Due to affiliates	66,975
Current assets	67,013
Total assets	$ 67,013

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	3
Deferred Revenue	135
Current liabilities	138
Non-current liabilitiess:	
Deferred tax liabilities- non-current	1,350
Non-current liabilities	1,350
Total liabilities	1,488
Equity:	
Retained earnings	65,525
Total equity	65,525
Total liabilities and equity	$ 67,013

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,301
Total revenues		2,301
Expenses:		
Selling, general and administrative		40
Operating expenses		40
Operating income		2,261
Other expenses, net		-
Pre-tax net income		2,261
Income tax expense		581
Net income	$	1,680

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	(3)
Due from affiliates, net	4,434
Current assets	4,431
Total assets	4,431

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	-
Noncurrent liabilities:	
Deferred Tax Liabilities Non Current	3
Noncurrent liabilities	3
Total liabilities	3
Equity:	
Retained earnings	4,428
Total equity	4,428
Total liabilities and equity	4,431

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	360
Total revenues		360
Expenses:		
Professional Services		6
Selling, general and administrative		(17)
Operating expenses		(11)
Operating income		371
Other expense, net		(263)
Other expense, net		(263)
Pre-tax net income		108
Income tax expense		27
Net income	$	81

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	999
Restricted cash		10,010
Accounts receivable, net of allowance		5,565
Prepaid expenses and other current assets		59,515
Due From affiliates		633,193
Current Income tax receivable		36,221
Current assets		745,503

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	929,284
Accumulated depreciation	(648,210)
Operating Lease Right of Use Asset	77,514
Property and equipment, net	358,588

OTHER NON-CURRENT ASSETS:

Goodwill	87,587
Other intangibles, net	10,614
Deferred Income Tax Asset - Non Current	1
Investment in affiliates	2,321,546
Other non-current assets	1,614,997
Other non-current assets	4,034,745
Assets	5,138,836

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	39,166
Accrued salaries and benefits	77,891
Other current liabilities	20,308
Deferred revenue	815
Current liabilities	138,180

NON-CURRENT LIABILITIES:

Other non-current liabilities	166,600
Deferred Tax Liabilities	397,789
Non-current liabilities	564,389
Liabilities	702,569

Noncontrolling interest	251,654

SHAREHOLDERS EQUITY:

Additional paid-in capital		469,958
Retained earnings		3,699,715
Accumulated other comprehensive income		14,940
Equity		4,184,613
Total liabilities and equity	$	5,138,836

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustmer
our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in
principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income ta
method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange
company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial stater
statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Decen
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Transaction and clearing fees, net	$	15,268
Data services fees, net		21,931
Other revenues		3,537
Affiliate revenue		480,493
Total revenue		**521,229**
Compensation and benefits		282,629
Professional services		29,196
Acquisition-related transaction and integration costs		3,772
Technology and communication		131,661
Rent and occupancy		4,884
Selling, general and administrative		29,878
Depreciation and amortization		95,564
Affiliate expense		30,114
Operating expenses		**607,698**
Operating loss		**(86,469)**
Interest expense		(7)
Affiliate interest income		9,619
Other income, net		1,332,529
Other income, net		**1,342,141**
Pre-tax net income		**1,255,672**
Income tax expense		**695,777**
Net income		**559,895**
Net income from continuing operations attributable to non-controlling interest		**(10,669)**
Net income attributable to ICE	$	**549,226**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)



CURRENT ASSETS:		
Cash and cash equivalents	$	1,477
Prepaid expenses and other current assets		779
Due from affiliates		9,881
Total current assets		12,137
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		67
Total non-current assets		67
Total assets	$	12,204
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2,105
Income tax payable		169
Current liabilities		1,084
Current Liabilities		3,358
Total Liabilities		3,358
EQUITY:		
Retained earnings		8,846
Total equity		8,846
Total liabilities and equity	$	12,204

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	(277)
Professional services	100
Selling, general and administrative	(182)
Operating Expenses	(359)
Operating Income	359
Interest income	-
Intercompany Interest income	16
Other Income	16
Pre-tax net income	375
Income tax expense	99
Net income	$ 276

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessa
to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepar
in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do n
include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial stateme
of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted
accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Ir
financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with th
Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	1,764
Prepaid expenses and other current assets		36
Income tax receivable		576
Current assets		2,376

OTHER NON-CURRENT ASSETS:

Investment in subsidiaries		27,590,718
Other intangibles, Net		40
Deferred tax asset - non-current		11,521
Other non-current assets		52,280
Other non-current assets		27,654,559
Assets	$	27,656,935

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	83,728
Accrued salaries and benefits		23,948
Long term debt - current portion		1,511,002
Due to affiliates		13,433,115
Current liabilities		15,051,793

NONCURRENT LIABILITIES:

Notes payable long-term	12,397,620
Non-current liabilities	12,397,620
Liabilities	27,449,413

EQUITY:

Common stock, $0.01 par value	6,312
Treasury stock, at cost	(5,520,251)
Contributed capital	13,136,640
Retained deficit	(5,389,833)
Accumulated other comprehensive income	(2,025,346)
Equity	207,522

Total liabilities and equity	$	27,656,935

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	$ -
Compensation and benefits	1,428
Acquisition-related transaction and integration costs	128
Selling, general and administrative	1,218
Operating expenses	**2,774**
Operating loss	**(2,774)**
Interest income	93
Affiliate interest expense	(24,760)
Interest expense	(415,496)
Other expense, net	(301)
Other expense, net	**(440,464)**
Pre-tax net loss	**(443,238)**
Income tax benefit	(198,291)
Net loss	**$ (244,947)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IntercontinentalExchange International, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	**1**

Total Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C
information normally included in financial statements prepared in accordance with accounting principles generally accepted i
United States of America have been condensed or omitted. These financial statements do not include income taxes accountin
equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statemen
Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requir
generally accepted accounting principles for complete financial statements. These financial statements should be read in conjur
with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, whic
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Current assets		-

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	160
Accumulated depreciation	(160)
Property and equipment, net	-
Assets	-

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates	85
Current liabilities	85
Liabilities	85

SHAREHOLDERS EQUITY:

Retained deficit		(85)
Equity		(85)
Total liabilities and equity	$	-

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Professional Services	-
Depreciation and amortization	-
Operating expenses	**0**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

.



Level 11 Analytics, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	189
Accounts Receivable, Net		113
Prepaid expenses and other current assets		24
Due from affiliates, net		144
Current assets		470
Total assets	$	470

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	21
Accrued salaries and benefits		9
Deferred Revenue		161
Current liabilities		191
Total liabilities	$	191

EQUITY:

Retained earnings		279
Total equity		279
Total liabilities and equity	$	470

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Level 11 Analytics, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
Fixed Income Data Services	102
Total Revenue	102
Expenses:	
Compensation and Benefits	87
Operating expenses	87
Operating income	15
Income Tax Expense	4
Net income	$ 11

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	2,582
Accounts receivable, net of allowance		26,515
Prepaid expenses and other current assets		77
Due from affiliates		78,339
Income tax receivable		1,986
Current assets		109,499

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	15,189
Accumulated depreciation	(8,105)
Operating lease asset	1,081
Property and equipment, net	8,165

NON-CURRENT ASSETS:

Deferred income tax asset non-current	1,336
Other non-current assets	449
Other non-current assets	1,785
Assets	119,449

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	898
Accrued salaries and benefits	1,197
Other current liabilities	404
Income taxes payable	-
Deferred revenue	19,698
Current liabilities	22,197

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	2,835
Other non current liabilities	1,453
Non-current liabilities	4,288
Liabilities	26,485

SHAREHOLDERS EQUITY:

Contributed capital		201,176
Retained deficit		(108,212)
Equity		92,964
Total liabilities and equity	$	119,449

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Mortgage Technology Revenues, net	195,289
Other revenue	-
Total revenue	**195,289**
Compensation and benefits	8,196
Professional Services	3,672
M&A Expenses	494
Technology and communication	361
Rent and other occupancy	382
Selling, general and administrative	533
Depreciation and amortization	3,439
Affiliate expense	7,586
Operating expenses	**24,663**
Operating income	**170,626**
Other income (expense)	-
Pre-tax net income	**170,626**
Income tax expense	47,782
Net income	**122,844**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 722
	Income tax receivable	5
	Current assets	727
OTHER NON-CURRENT ASSETS:		
	Deferred income tax asset	6
	Other non-current assets	6
	Assets	733
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	25
	Due to affiliates	414
	Current liabilities	439
NON-CURRENT LIABILITIES:		
	Deferred tax liability - non current	1
	Non-current liabilities	1
	Liabilities	440
SHAREHOLDERS EQUITY:		
	Contributed capital	2,518
	Retained deficit	(2,225)
	Equity	293
	Total liabilities and equity	$ 733

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Intercompany revenue	$	285
Total revenue		**285**
Compensation and benefits		120
Professional services		44
Rent and Other Occupancy		-
Selling, general and administrative		97
Operating expenses		**261**
Operating income		**24**
Pre-tax net income		**24**
Income tax expense		7
Net income		**17**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		**1**

Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NSX Securities, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Due from Affiliate		3,184
Total assets	$	**3,184**

LIABILITIES AND EQUITY:

EQUITY:

Retained Earnings		3,184
Equity		**3,184**
Total equity	$	**3,184**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.




NYSE American LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)


CURRENT ASSETS:		
Cash and cash equivalents	$	1,297
Accounts receivable, net of allowance		46,970
Income Tax Receivable		30
Due from affiliate		76,172
Current assets		124,469
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		-
Accumulated depreciation		-
Property and equipment, net		-
NON-CURRENT ASSETS:		
Goodwill		932,587
Other intangibles, net		565,772
Other noncurrent assets		137,938
Other non-current assets		1,636,297
Assets		1,760,766
LIABILITIES and EQUITY:		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities		63,332
Deferred revenue		4,856
SEC fees payable		920
Current liabilities		69,108
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		194,969
Other non-current liabilities		4,645
Deferred Revenue - Long Term		3,770
Non-current liabilities		203,384
Liabilities		272,492
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Contributed capital		3,066
Retained earnings		1,456,694
Accumulated other comprehensive income		1,096
Equity		1,460,856
Total liabilities and equity	$	1,760,766

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	38,315
Data services fees, net		8,885
Listing Fees		20,201
Other revenues		1,041
Affiliate revenue		1,776
Transaction based expenses		(35,345)
Total revenue, less transaction-based expenses		**34,873**
Compensation and benefits		93
Professional Services		1,231
Technology and communication		50
Selling, general and administrative		383
Depreciation and amortization		8,647
Affiliate expense		10,385
Operating expenses		**20,789**
Operating income		**14,084**
Interest expense		2
Other income, net		25,367
Other income, net		**25,365**
Pre-tax net income		**39,449**
Income tax expense		18,744
Net income		**20,705**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	190
Accounts receivable, net of allowance		74,743
Due from affiliates		533,481
Prepaid expenses and other current assets		208
Current assets		608,622
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		72,855
Accumulated depreciation		(69,806)
Property and equipment, net		3,049
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		943,581
Other non-current assets		17,527
Other non-current assets		1,524,109
Assets		2,135,780
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		36,491
Income tax payable		125
Deferred Revenue		(42)
SEC fees payable		23,202
Current liabilities		59,776
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		250,219
Other non-current liabilities		30,927
Non-current liabilities		281,146
Liabilities		340,922
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,785,502
Equity		1,794,858
Total liabilities and equity	$	2,135,780

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	802,403
Data services fees, net		75,062
Listing Fees		13,707
Other revenues		15,710
Affiliate revenue		3,509
Transaction based expenses		(708,322)
Total revenue, less transaction-based expenses		**202,069**
Compensation and benefits		207
Professional services		1,619
Technology and communication		1,086
Selling, general and administrative		(669)
Depreciation and amortization		15,176
Affiliate expense		113,394
Operating expenses		**130,813**
Operating income		**71,256**
Affiliate interest income		2,125
Other expenses, net		(3)
Other income, net		**2,122**
Pre-tax net income		**73,378**
Income tax expense		20,409
Net income		**52,969**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 390
	Accounts receivable, net of allowance	9,981
	Due from affiliates	496,557
	Income Tax Receivable	685
	Prepaid expenses and other current assets	1,551
	Current assets	509,164
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	10,424
	Accumulated depreciation	(3,021)
	Operating Lease Right of Use Asset	5,918
	Property and equipment, net	13,321
NON-CURRENT ASSETS:		
	Other noncurrent assets	125,647
	Non-current assets	125,647
	Assets	648,132
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	430
	Accrued salaries and benefits	1,441
	Other Current Liabilites	872
	SEC fees payable	2,401
	Current liabilities	5,144
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	28,767
	Other non-current liabilities	8,472
	Non-current liabilities	37,239
	Liabilities	42,383
SHAREHOLDERS EQUITY:		
	Additional paid-in capital	5,699
	Retained earnings	598,678
	Accumulated other comprehensive income	1,372
	Equity	605,749
	Total liabilities and equity	$ 648,132

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	608,048
Data services fees, net		16,966
Other revenues		30,575
Transaction based expenses		(556,163)
Total revenue, less transaction-based expenses		**99,426**
Compensation and benefits		5,945
Professional services		205
Technology and communication		1,741
Rent and occupancy		1,647
Selling, general and administrative		402
Depreciation and amortization		792
Affiliate expense		8,900
Operating expenses		**19,632**
Operating income		**79,794**
Affiliate interest income		940
Other income, net		25,279
Other expense, net		**26,219**
Pre-tax net income		**106,013**
Income tax expense		31,212
Net income		**74,801**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	56
Due from affiliates, net		16,803
Current assets		16,859
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		34,780
Other noncurrent assets		-
Other non-current assets		67,038
Total assets	$	83,897

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
Non-current liabilities:		
Deferred tax liabilities - noncurrent		9,490
Non-current liabilities		9,490
Total liabilities		9,490
Equity:		
Contributed capital		3,894
Retained earnings		70,513
Total equity		74,407
Total liabilities and equity	$	83,897

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		(1)
Depreciation and amortization		320
Operating expenses		319
Operating loss		(319)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(319)
Income tax benefit		(102)
Net loss	$	(217)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	981
Accounts receivable		3,833
Prepaid expenses and other current assets		11
Current assets		4,825
Property and equipment:		
Property and equipment cost		6,103
Accumulated depreciation		(3,016)
Operating Lease Right of Use Asset		484
Property and equipment, net		3,571
Other non-current assets:		
Deferred tax assets- non current		6,204
Other noncurrent assets		3,661
Other non-current assets		9,865
Total assets	$	18,261

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	(836)
Accrued salaries and benefits		196
Due to affiliates, net		2,787
SEC fees payable		1,317
Octher current liabilities		690
Current liabilities		4,154
Non-current liabilities:		
Other noncurrent liabilities		4,889
Accrued employee benefits - long term		2,097
Non-current liabilities		6,986
Total liabilities		11,140
Equity:		
Contributed capital		8
Retained earnings		7,353
Accumulated other comprehensive income		(240)
Total equity		7,121
Total liabilities and equity	$	18,261

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	21,399
Market Data Fees		5,155
OTC and Other revenues		1,269
Affiliate revenue		50
Transaction based expenses		(6,223)
Total revenues		21,650
Expenses:		
Compensation and benefits		(366)
Professional services		969
Technology and communication		292
Rent and occupancy		2,722
Selling, general and adminstrative		(124)
Depreciation and amortization		955
Affiliate expense		4,060
Operating expenses		8,508
Operating income		13,142
Interest expense		152
Other expenses, net		418
Other expense, net		570
Pre-tax net income		12,572
Income tax expense		2,163
Net income	$	10,409

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	129
Income tax receivable		933
Current assets		1,062
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		85,474
Deferred tax asset - non-current		7,814
Other non-current assets		249,269
Total assets	$	250,331
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities	$	94
Due to affiliates		173,982
Current liabilities		174,076
NON-CURRENT LIABILITIES:		
Other non-current liabilities		41,865
Non-current liabilities		41,865
Total liabilities		215,941
EQUITY:		
Contributed capital		501
Retained earnings		33,889
Total equity		34,390
Total liabilities and equity	$	250,331

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(1,737)
Intercompany expenses	3,360
Operating expenses	1,623
Operating loss	(1,623)
Intercompany Interest income	85
Other income net	2
Other income, net	87
Pre-tax net loss	(1,536)
Income tax expense	1,453
Net loss	$ (2,989)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	552
Due from affiliates		6,476,523
Current assets		6,477,075

OTHER NON-CURRENT ASSETS:

Other non-current assets		0
Other non-current assets		0
Assets	$	6,477,075

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	0
Current Liabilities		0

NON-CURRENT LIABILITIES:

Notes payable - non-current		-
Non-current liabilities		-
Liabilities		0

EQUITY:

Contributed Capital		(6,574,971)
Net Income		1,240,078
Retained earnings		11,811,968
Total equity		6,477,075
Total liabilities and equity	$	6,477,075

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Selling, general and administrative		9
Intercompany Expense		-
Operating expenses		9
Operating loss		(9)
Interest income from affiliates		11,866
Other income, net		1,227,561
Other income, net		1,239,427
Pre-tax net income		1,239,418
Income tax benefit		-
Net income	$	1,239,418

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE IP LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliates	$	661
Current assets		661
Assets	$	661

LIABILITIES AND EQUITY:

EQUITY:

Retained deficit	736
Contributed capital	-
Accumulated other comprehensive income	(75)
Total equity	661
Total liabilities and equity	$ 661

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




NYSE Liffe Holdings, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)


LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due from affiliate	$	3
Current liabilities		3
Liabilities		3

EQUITY:

Retained deficit		(3)
Total equity		(3)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe US LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	83
Current assets		83

NON-CURRENT ASSETS:

Deferred tax asset - non-current	88
Goodwill	(31)
Other non-current assets	57
Total assets	$ 140

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afflilate	$	25,818
Current liabilities		25,818
Total liabilities		25,818

EQUITY:

Contributed capital	(25,678)
Retained deficit	-
Total equity	(25,678)
Total liabilities and equity	$ 140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe US LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Operating expenses		-
Pre-tax net income		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Repor on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	22,917
Short-term Investments		9,179
Accounts receivable, net of allowance		209,284
Due from affiliates		2,473,950
Prepaid expenses and other current assets		8,560
Income tax receivable		2,061
Current assets		2,725,951

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		591,821
Accumulated depreciation		(217,258)
Operating Lease Right of Use Asset		4,673
Property and equipment, net		379,236

NON-CURRENT ASSETS:

Goodwill		1,564,001
Other intangibles, net		1,798,029
Other non-current assets		144,383
Other non-current assets		3,506,413
Assets		6,611,600

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		87,398
Accrued salaries and benefits		57,448
Other Current Liabilities		4,117
Income Tax Payable		0
Deferred revenue		47,960
SEC fees payable		25,903
Current liabilities		222,826

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current		472,344
Other non-current liabilities		71,953
Accrued employee benefits - long term		172,759
Deferred revenue - long term		62,686
Non-current liabilities		779,742
Liabilities		1,002,568

SHAREHOLDERS EQUITY:

Contributed capital		(440,448)
Additional paid-in capital		150,727
Retained earnings		5,946,317
Accumulated other comprehensive income		(47,564)
Equity		5,609,032
Total liabilities and equity	$	6,611,600

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	739,502
Data services fees, net		239,288
Listing Fees		445,405
Other revenues		32,042
Affiliate revenue		136,537
Transaction based expenses		(573,879)
Total revenue, less transaction-based expenses		**1,018,895**
Compensation and benefits		172,670
Professional services		38,281
Technology and communication		24,184
Rent and occupancy		8,937
Selling, general and administrative		68,156
Depreciation and amortization		65,198
Affiliate expense		55,373
Operating expenses		**432,799**
Operating income		**586,096**
Interest income		12
Affiliate interest income		5,220
Interest expense		(2)
Other income, net		(3,186)
Other income, net		**2,044**
Pre-tax net income		**588,140**
Income tax expense		182,253
Net income		**405,887**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




NYSE National, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)


CURRENT ASSETS:

Cash and cash equivalents	$	234
Accounts receivable		2,336
Current assets		2,570

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	4,720
Accumulated depreciation	(3,423)
Property and equipment, net	1,297

NON-CURRENT ASSETS:

Goodwill	5,355
Other intangibles, net	2,000
Other non-current assets	8,210
Other non-current assets	15,565
Assets	19,432

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	(332)
Due to affiliates	42,459
SEC Fees Payable	1,729
Current liabilities	43,856

NON-CURRENT LIABILITIES:

Deferred tax liabilities - non current	269
Other Non-Current Liabilities	3
Non-current liabilities	272
Liabilities	44,128

SHAREHOLDERS EQUITY:

Retained deficit		(24,696)
Equity		(24,696)
Total liabilities and equity	$	19,432

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	79,355
Data services fees, net	7,702
Other revenues	7
Affiliate revenue	30
Transaction based expenses	(84,969)
Total revenue	**2,125**
Compensation and benefits	100
Professional Services	802
Selling, general and administrative	(36)
Depreciation and amortization	944
Affiliate expense	2,781
Operating expenses	**4,591**
Operating loss	**(2,466)**
Other expense	0
Pre-tax net loss	**(2,466)**
Income tax benefit	975
Net loss	**(1,491)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 530
	Accounts receivable, net of allowance	28,421
	Due from Affiliates	550,451
	Prepaid expenses and other current assets	1,305
	Income tax receivable	4,142
	Current assets	584,849
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	23,459
	Accumulated depreciation	(18,907)
	Property and equipment, net	4,552
NON-CURRENT ASSETS:		
	Goodwill	332,000
	Other intangibles, net	345,000
	Investment in Subsidiary	(479)
	Other non-current assets	676,521
	Assets	1,265,922
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	4,203
	Accrued salaries and benefits	528
	Income tax payable	(244)
	Current liabilities	4,487
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	89,165
	Other non-current liabilities	4,218
	Non-current liabilities	93,383
	Liabilities	97,870
SHAREHOLDERS EQUITY:		
	Contributed capital	4,605
	Retained earnings	1,163,435
	Accumulated other comprehensive income	12
	Equity	1,168,052
	Total liabilities and equity	$ 1,265,922

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)


Exchanges Data Services	$	43,920
Other Data Services		141,099
Affiliate Revenue		5,408
Total revenue		**190,427**
Compensation and benefits		5,208
Professional Services		205
Technology and communication		25,290
Rent and occupancy		397
Selling, general and administrative		(282)
Depreciation and amortization		2,541
Affiliate expense		10,035
Operating expenses		**43,394**
Operating income		**147,033**
Affiliate interest income		1,453
Other expense, net		**1,453**
Pre-tax net income		**148,486**
Income tax benefit (expense)		(34,000)
Net income		**114,486**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



onExchange Board of Trade
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets	$	1
Total Assets		**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total Equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all d
information required by generally accepted accounting principles for complete financial statements. These financial statemen
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



onExchange Clearing Corporation
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Member equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



PDR Services LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Pit Trader, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial statem
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar
Commission.



Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

ASSETS:

OTHER NON-CURRENT ASSETS:

Investment in subsidiaries		1,989
	Other non-current assets	1,989
	Assets	1,989

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		1,638
	Current liabilities	1,638

EQUITY:

Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general & administration	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax benefit	-
Net income	$ -

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Due from affiliates, net		5,899
Current assets		5,899
Total assets		5,899

EQUITY:

Retained earnings	$	4,727
Contributed capital		1,172
Equity		5,899
Total equity	$	5,899

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		17
Pre-tax net income		**17**
Income tax expense		-
Net income	$	**17**

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	358
Due from affilates		238
Current assets		596
Total assets	$	596
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		596
Total equity		596
Total liabilities and equity	$	596

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

.

Revenue:	
Other Revenue	-
Total Revenue	-
Expenses:	
Professional services	-
Selling, general, and administrative	1
Amortization and Depreciation	123
Operating expenses	124
Operating loss	(124)
Pre-tax net loss	(124)
Income tax benefit	(34)
Net loss	$ (90)

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



RisQ, Inc
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	112
Accounts Receivable, Net		50
Prepaid expenses and other current assets		6
Current assets		168
NONCURRENT ASSETS:		
Deferred Income Tax Asset Non Current		79
Noncurrent assets		79
Total assets	$	247
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	74
Accrued salaries and benefits		5
Intercompany		717
Current liabilities		796
Total liabilities		796
EQUITY:		
Retained deficit		(549)
Total equity		(549)
Total liabilities and equity	$	247

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



RisQ, Inc
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Fixed Income Data Services		25
Total Revenue		25
Expenses:		
Compensation and Benefits		153
Operating expenses		153
Operating loss		(128)
Provision for taxes		(34)
Net loss	$	(94)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	1,050
Accounts receivable, net of allowance		11,256
Income tax receivable		28
Due from affiliates		25,222
Current assets		37,556

PROPERTY AND EQUIPMENT

Property and equipment cost	801
Accumulated depreciation	(783)
Property and equipement, net	18

OTHER NON-CURRENT ASSETS:

Goodwill	276,704
Other intangibles, net	93,798
Deferred income tax asset- noncurrent	952
Other non-current assets	371,454
Assets	409,028

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	250
Accrued Salaries and Benefits	(2)
Deferred Revenue	748
Current liabilities	996

NON-CURRENT LIABILITIES:

Deferred tax liabilities- noncurrent	26,307
Non-current liabilities	26,307
Liabilities	27,303

SHAREHOLDERS EQUITY:

Contributed capital		366
Retained earnings		381,359
Equity		381,725
Total liabilities and equity	$	409,028

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Data services fees, net	$	-
Total revenue		**-**
Compensation and benefits		3
Depreciation and amortization		9,185
Operating expenses		**9,188**
Operating loss		**(9,188)**
Affiliate interest income		339
Other income, net		16
Other income, net		**355**
Pre-tax net loss		**(8,833)**
Income tax benefit		2,422
Net loss		**(6,411)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	257
Accounts receivable, net of allowance		1,429
Due from Affiliates		287,027
Prepaid expenses and other current assets		3,322
Current assets		292,035

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	360,233
Accumulated depreciation	(224,123)
Operating lease asset	46,374
Property and equipment, net	182,484
Assets	474,519

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	3,627
Accrued salaries and benefits	2,666
Other current liabilities	5,326
Income Tax Payable	0
Current liabilities	11,619

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	11,469
Operating lease liability	46,822
Other non-current liabilities	2,296
Non-current liabilities	60,587
Liabilities	72,206

SHAREHOLDERS EQUITY:

Contributed capital		19,912
Retained earnings		382,401
Equity		402,313
Total liabilities and equity	$	474,519

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	13,128
Affiliate revenue		66,377
Total revenue		**79,505**
Compensation and benefits		12,304
Professional services		1,648
Technology and communication		24,082
Rent and occupancy		37
Selling, general and administrative		(120)
Depreciation and amortization		28,889
Operating expenses		**66,840**
Operating income		**12,665**
Pre-tax net income		**12,665**
Income tax expense		3,439
Net income		**9,226**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,343
Current Income Tax Receivable		1,071
Due from affiliates, net		12,343
Current assets		14,757
Total assets	$	14,757
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other current liabilities		1,343
Current liabilities		1,343
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		15,483
Non-current liabilities		15,483
Total liabilities		16,826
EQUITY:		
Retained deficit		(2,069)
Total equity		(2,069)
Total liabilities and equity	$	14,757

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	-
Expenses:	
Selling, general and administrative	2
Operating expenses	2
Operating income	(2)
Pre-tax net loss	(2)
Income tax expense	2,088
Net loss	$ (2,090)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile LC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	31,207
Accounts receivable		31,534
Prepaid expenses and other current assets		1,435
Due from affiliates, net		78,880
Current assets		143,056
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		20,011
Accumulated depreciation		(7,288)
Operating Lease Right of Use Asset		3,691
Property and equipment, net		16,414
NON-CURRENT ASSETS:		
Goodwill		222,905
Other intangibles, net		96,420
Other non-current assets		319,325
Total assets	$	478,795
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	43,876
Accrued salaries and benefits		2,425
Other current liabilities		874
Income tax payable		1,074
Current liabilities		48,249
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		-
Other non-current liabilities		6,770
Non-current liabilities		6,770
Total liabilities		55,019
EQUITY:		
Contributed capital		1,400
Retained earnings		422,376
Total equity		423,776
Total liabilities and equity	$	478,795

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	115,487
Other revenue		3,722
Total Revenue		119,209
Expenses:		
Compensation and benefits		23,178
Professional services		534
M&A Expenses		664
Technology and communication		17,207
Rent and occupancy		757
Selling, general and administrative		2,863
Depreciation and amortization		11,332
Operating expenses		56,535
Operating income		62,674
Interest income		1
Intercompany interest income		88
Other expense, net		89
Pre-tax net income		62,763
Income tax expense		15,077
Net income	$	47,686

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates		$ 2,764
	Current assets	2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
	Other non-current assets	281
	Assets	3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
	Current liabilities	-
	Liabilities	-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
	Equity	3,045
	Total liabilities and equity	$ 3,045

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	-
Selling, general and administrative	-
Operating expenses	-
Operating income	-
Other expense, net	-
Pre-tax net income	-
Income tax expense	-
Net income	-

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	401
Accumulated depreciation	(332)
Property and equipment, net	69
Assets	102

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0
Liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		102
Equity		102
Total liabilities and equity	$	102

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0
Liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		118
Equity		118
Total liabilities and equity	$	118

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**1**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Super Peach Acquisition Corp.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	137
Prepaid expenses and other current assets		88
Current assets		225
Total assets	$	225
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Intercompany		200
Current liabilities		202
Total liabilities		202
EQUITY:		
Contributed capital		25
Retained deficit		(2)
Total equity		23
Total liabilities and equity	$	225

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Super Peach Acquisition Corp.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Professional services		2
Operating expenses		2
Operating loss		(2)
Net loss	$	(2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Super Peach Acquisition Sponsor, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non-recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,655
Due from affiliate		-
Current Assets		1,655

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost	-
Accumulated depreciation	-
Property and Equipment, Net	0

OTHER NONCURRENT ASSETS:

Goodwill	22,514
Other non-current assets	22,514

Assets	$	24,169

LIABILITIES and EQUITY:

NON CURRENT LIABILITIES:

Deferred Tax Liabilities -Non Current	-
Other non-current liabiities	0

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Due to affiliate		42
Current liabilities		42
Liabilities		42

EQUITY:

Contributed capital	90,246
Retained deficit	(66,119)
Total Equity	24,127

Total Liabilities and Equity	$	24,169

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ -
Total revenue	-
Expenses:	
Selling, general and administrative	11
Operating expenses	11
Operating loss	(11)
Interest income	-
Other income	-
Pre-tax net loss	(11)
Income tax benefit	13
Net Income	$ 2

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TheDebtCenter, L.L.C.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	-
Income Tax Receivable		2
Current assets		2
Other non-current assets:		
Goodwill		423,555
Other intangibles assets, net		(5)
Investment in subsidiary		240,876
Other non-current assets		664,426
Total assets	$	664,428

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	584
Current liabilities		584
Total liabilities		584
Equity:		
Retained earnings		663,844
Total equity		663,844
Total liabilities and equity	$	664,428

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TheDebtCenter, L.L.C.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Other revenues	$	-
Total revenues		-
Expenses:		
Depreciation and amortization		-
Operating expenses		-
Operating loss		-
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		-
Income tax expense		1
Net loss	$	(1)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TMC Bonds, L.L.C.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 1,271
	Accounts receivable, net of allowance	15
	Due from affiliates	57,295
	Income tax receivable	7
	Current assets	58,588
NON-CURRENT ASSETS:		
	Goodwill	42
	Other non-current assets	42
	Assets	58,630
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	2
	Current liabilities	2
	Liabilities	2
SHAREHOLDERS EQUITY:		
	Additional paid-in capital	1,263
	Retained earnings	57,365
	Equity	58,628
	Total liabilities and equity	$ 58,630

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TMC Bonds, L.L.C.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$	192
Total revenue		**192**
Technology and communication		29
Selling, general and administrative		(151)
Affiliate expense		63
Operating expenses		**(59)**
Operating income		**251**
Affiliate interest income		103
Other income, net		**103**
Pre-tax net income		**354**
Income tax expense		3
Net income		**351**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Accounts receivable, net of allowance	-
Current Income Tax Receivable	2
Current assets	2

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	5,635
Accumulated depreciation	(4,616)
Property and equipment net	1,019

OTHER NON-CURRENT ASSETS

Investment in subsidiary	168
Other non-current assets	168
Total assets	$ 1,189

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	32
Accrued salaries and benefits	267
Due to affiliates	20,638
Current liabilities	20,937

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	263
NonCurrent Liabilities	263
Total liabilities	21,200

EQUITY:

Additional paid-in capital	5,302
Net deficit	(25,313)
Equity	**(20,011)**
Total liabilities and equity	$ 1,189

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

REVENUES:

Other revenue	$ -
Operating revenues	**0**

OPERATING EXPENSES:

Compensation and benefits	377
Professional services	16
Technology and communcations	51
Selling, general & administration	0
Amortization & depreciation expense	669
Service & license fees to affiliates	146
Operating expenses	**1,259**
Operating loss	**(1,259)**
Income tax benefit	**346**
Net loss	$ **(913)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	5,993
Current assets		5,993
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		8
Goodwill		8,744
Other non-current assets		8,752
Total assets	$	**14,745**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2
Liabilities		**2**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,863
Equity		**14,743**
Total liability and equity	$	**14,745**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		13
Operating expenses		**13**
Pre-tax net loss		(13)
Income tax benefit		3
Net loss	$	**(10)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



PLANT PROPERTY AND EQUIPMENT

Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**

.
EQUITY:

Contributed capital	1,659
Retained deficit	(3,659)
Equity	**(2,000)**
Total liabilities and equity	$ -

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Amortization & depreciation expense	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3
Current assets		3

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	112
Accumulated depreciation	(100)
Property and equipment, net	12
Assets	15

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afilliates	118
Current liabilities	118
Liabilities	118

SHAREHOLDERS EQUITY:

Retained deficit		(103)
Equity		(103)
Total liabilities and equity	$	15

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

EXHIBIT I

The audited consolidated financial statements for NYSE Chicago, Inc. for the year ended December 31, 2021 follow.

FINANCIAL STATEMENTS

NYSE Chicago, Inc.
Year Ended December 31, 2021
With Independent Auditor's Report

NYSE Chicago, Inc.

Financial Statements

Year Ended December 31, 2021

Contents

 

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
NYSE Chicago, Inc.
Atlanta, Georgia

Opinion

We have audited the financial statements of NYSE Chicago, Inc. (a C Corporation) (the Exchange), which comprise the balance sheet as of December 31, 2021, and the related statements of comprehensive income, statement of changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of NYSE Chicago, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS).   Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report.   We are required to be independent of the Exchange and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit.   We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Exchange's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

1

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.   Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.   The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.   Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks.   Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange's internal control.   Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Exchange's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

June 24, 2022

NYSE Chicago, Inc.

Balance Sheet

(In Thousands)

December 31, 2021

Assets

Current assets:

Cash and cash equivalents	$	981
Accounts receivable, net		3,833
Other current assets		10
Total current assets		4,824
Non-current assets:		
Property and equipment, net		3,088
Notes receivable		3,661
Deferred income taxes		6,289
Total non-current assets		13,038
Total assets	$	17,862

Liabilities and equity

Current liabilities:

Section 31 fees payable	$	1,317
Current operating lease liability		690
Accounts payable and accrued liabilities		363
Total current liabilities		2,370
Non-current liabilities:		
Due to affiliates		1,853
Nonqualified pension plan		2,064
Note payable		1,867
Non-current operating lease liability		2,083
Other non-current liabilities		941
Total non-current liabilities		8,808
Total liabilities		11,178
Equity		6,684
Total liabilities and equity	$	17,862

See accompanying notes to financial statements.

NYSE Chicago, Inc.

Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2021

Revenues:		
Transaction fees	$	21,399
Market data fees		5,155
Participant services and fees		644
Trading permit fees		625
Other		50
Total revenues		27,873
Transaction-based expenses:		
Section 31 fees		5,499
Cash liquidity payments, routing and clearing		724
Total revenues less transaction-based expenses		21,650
Operating expenses:		
Compensation and benefits		114
Technology and communications		3
Professional services		358
Rent and occupancy		411
Selling, general and administrative, net of reversal of estimated liabilities of $187		(171)
Impairment of right-of-use asset		484
Depreciation and amortization		1,401
Affiliate		4,618
Total operating expenses		7,218
Operating income		14,432
Other expense:		
Interest and other expense		214
Income before income tax expense		14,218
Income tax expense		3,992
Net income	$	10,226
Other comprehensive income:		
Employee benefit plan adjustments, net of tax		95
Total comprehensive income	$	10,321

See accompanying notes to financial statements.

NYSE Chicago, Inc.

Statement of Changes in Equity

(In Thousands)

Year ended December 31, 2021

Balance at January 1, 2021	$	(3,637)
Net income		10,226
Employee benefit plan adjustments to accumulated other comprehensive income		95
Balance at December 31, 2021	$	6,684

See accompanying notes to financial statements.

NYSE Chicago, Inc.

Statement of Cash Flows

(In Millions)

Year Ended December 31, 2021

Operating activities:

Net income	$	10,226
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,401
Impairment of right-of-use asset		484
Non-cash note principal reduction		(533)
Deferred income taxes		1,460
Change in assets and liabilities:		
Accounts receivable, net		(1,060)
Other current and non-current assets		101
Accounts payable and accrued liabilities		65
Section 31 fees payable		(4,459)
Current and non-current operating lease liabilities		(620)
Other current and non-current liabilities		(668)
Due to affiliates, net		(4,094)
Total adjustments		(7,923)
Net cash provided by operating activities		2,303

Investing activities:

Capital expenditures		(121)
Issuance of notes receivable		(1,911)
Net cash used in investing activities		(2,032)
Net increase in cash and cash equivalents		271
Cash and cash equivalents, beginning of year		710
Cash and cash equivalents, end of year	$	981

Supplemental cash flow disclosure:

Cash paid for interest	$	112
Cash paid for income taxes	$	11

Supplemental non-cash investing and financing activities:

During the year ended December 31, 2021, the Exchange capitalized and amortized $332,000 of decommissioning costs for the leased office space.

See accompanying notes to financial statements.

NYSE Chicago, Inc.

Notes to Financial Statements

December 31, 2021

1. Description of Business

NYSE Chicago, Inc. ("NYSE Chicago", "We", "Us", "Our", or the "Exchange"), formerly known as Chicago Stock Exchange, Inc., is a wholly owned subsidiary of NYSE Chicago Holdings, Inc. ("Holdings" or "Parent"), a for-profit, Delaware corporation. The Parent is a wholly owned subsidiary of NYSE Group, Inc., a holding company that through its subsidiaries, operates securities exchanges including the Exchange. NYSE Group, Inc. is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). On July 18, 2018, ICE completed its acquisition of the Parent. ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, NYSE Group, Inc. has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Arca, Inc.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared by the Exchange in accordance with United States generally accepted accounting principles ("U.S. GAAP"). On July 18, 2018, ICE completed its acquisition of the Parent. The Parent has elected to not apply push-down accounting to the Exchange.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make certain estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. Actual amounts could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Exchange's affiliates. Affiliate expenses are recognized at the time the services are provided to the Exchange by its affiliates (Note 6).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities at the purchase date of three months or less to be cash equivalents. As of December 31, 2021, the Exchange did not hold any investments of this type and all cash amounts were held in a non-interest bearing account.

Allowance for Doubtful Accounts

On January 1, 2020, the Exchange adopted ASU 2016-13 Financial Instruments - Measurement of Credit Losses on Financial Instruments. Under ASU 2016-13, we estimate our allowance for doubtful accounts using an aging method. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date. As of December 31, 2020, the Exchange's accounts receivable balance, net of allowance for doubtful accounts, was $2,773,000.

Depreciation and Amortization

Depreciation and amortization is provided on the straight-line method over estimated useful lives of generally three years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the initial lease term or the estimated useful life of the improvement.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, we project undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. The Exchange recorded an impairment of right-of-use assets during the year ended December 31, 2021. (See Note 3)

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Income taxes reflected in the accompanying financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Exchange's separate return method that can be used by its affiliates are treated as intercompany transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

The Exchange recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expect to be entitled in exchange for those goods or services.

Transaction fees are imposed on certain trades and clearing activity executed by NYSE Chicago, Inc. institutional brokers. Transaction fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Institutional brokers may earn a monthly transaction fee credit based upon a formula that incorporates the total number of shares executed on the Exchange by the broker for which the Exchange received a transaction fee. Institutional brokers may earn a monthly clearing fee credit based on a formula that incorporates the total number of shares cleared through the Exchange by the broker for which the Exchange received a clearing fee. Liquidity fees and rebates are imposed on trades executed in the Exchange matching system. Fees are charged if liquidity is taken from the matching system and rebates, in certain circumstances, are credited if liquidity is provided to the matching system. Transaction fees are recorded gross of liquidity, routing and clearing payments. Liquidity and clearing payments are included in transaction-based expenses in the statement of comprehensive income.

Participant services and fees consist principally of connectivity fees, SRO fees, and other fees. Such fees are recognized over the period the fees are earned. Market data fees are earned on the sale of market transaction information and are derived from market share data. Market data fees are accrued in the month the Exchange's performance obligations of data delivery is met and included in market data fees in the statement of comprehensive income. Trading permit fees are recognized on an accrual basis when earned.

Transaction fees can be variable based on trade volume discounts used in the determination of rebates, however virtually all volume discounts are calculated and recorded on a monthly basis. The Exchange also makes liquidity payments to certain customers and recognizes these payments as a cost of revenue. These are also considered a cost of revenue, and are included in transaction-based expenses.

Activity Assessment Fees and Section 31 Fees

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the statement of comprehensive income) are assessed to recover the government's costs of supervising and regulating the securities markets and professionals and are subject to change. The Exchange, in turn, collect corresponding activity assessment fees, which are included in transaction fees in the statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed to equal the Section 31 fees. As a result, activity assessment fees and the corresponding Section 31 fees do not have an impact on the Exchange's net income.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive income.

Recently Adopted and New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-12. Simplifying the Accounting for Income Taxes, or ASU 2019-12, effective for fiscal years beginning after December 15, 2020. ASU 2019-12 has no material impact to the Exchanges's financial statements.

3. Property & Equipment

Components of property and equipment were as follows as of December 31, 2021 (in thousands):

Leasehold improvements	565
Computers and equipment	4,089
Software, including software development costs	1,383
Furniture and fixtures	67
	6,104
Less: accumulated depreciation and amortization	(3,016)
Total property and equipment, net	$ 3,088

The Exchange recorded an impairment expense in the amount of $484,000 of its right-of-use asset since it is no longer likely the space will be subleased.

4. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including us, will not be reimbursed for costs expended to date. Due to delays and failures in implementation and functionality by the original plan processor, as well as recently published proposals by the SEC for an amended timeline and implementation structure, we recorded promissory note impairment charges of $223,000 in 2020. We believe the risk that SROs are not reimbursed has increased, resulting in this impairment. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed. As of December 31, 2021, the Exchange has a remaining accrual of approximately $3,661,000 as a receivable in connection with our portion of expenses related to the CAT implementation.

5. Income Taxes

The components of the income tax provision for the year ended December 31, 2021 were as follows (in thousands):

Current:		
Federal	$	1,567
State and local		965
Total current		2,532
Deferred:		
Federal		1,355
State and local		105
Total deferred		1,460
Total tax expense	$	3,992

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2021 was as follows:

Federal statutory rate	21 %
State and local taxes (net of federal benefit)	6
Prior year adjustments	1
Effective tax rate	28 %

The effective tax rate is greater than the federal statutory rate primarily due to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts

used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2021 (in thousands):

Deferred tax assets:		
Loss Carryforwards	$	3,872
Lease liability		1,266
Pension		614
Other		537
Total deferred tax assets	$	6,289

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Exchange's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates. We believe the deferred tax assets will be fully realized prior to expiration.

As of December 31, 2021, the Exchange has gross federal net operating loss carryforwards of $18,350,000, and gross state and local net operating loss carryforwards of $251,000. These carryforwards are available to offset future taxable income until they begin to expire in 2023. Tax years prior to 2017 are no longer subject to examination.

6. Related Parties

The Exchange has an agreement with New York Stock Exchange LLC, a wholly-owned subsidiary of NYSE Group, Inc., and ICE for them to provide management, regulatory and/or technical support services to the Exchange. The expenses incurred by New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2021, expenses of $3,840,000 have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying statement of comprehensive income. ICE also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors and employees on behalf of the Exchange. Prior to ICE acquiring Parent, Holdings historically paid on behalf of or advanced funds to the Exchange to pay various operating expenses.

The Exchange is required per the SEC, under Regulation National Market System, to provide quotation and last sale information to Securities Industry Automation Corporation ("SIAC"), a wholly owned subsidiary of NYSE Group, Inc. SIAC also provides data center services to the Exchange. The Exchange expensed $526,000 during the year ended December 31, 2021 related to the agreement with SIAC. The Exchange receives consortium-based market data products from subsidiaries of NYSE Group, Inc. The Exchange has a connectivity agreement in place with NYSE Technologies Connectivity, Inc., a wholly owned subsidiary of NYSE Group, Inc. The Exchange expensed $163,000 during the year ended December 31, 2021 related to the connectivity agreement. Archipelago Securities LLC acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange expensed $89,000 during the year ended December 31, 2021

related to the routing agreement. The Exchange also invoiced Archipelago Securities LLC $50,000 for transactions executed on the Exchange platform.

As of December 31, 2021, the Exchange had a $1,853,000 net payable related to these agreements. There is no interest charged on the balances. There is no specific due date for theses payables and settlement of such payables has not been demanded by affiliates. The affiliates have no intention of demanding settlement of such payables within the next year.

7. **Employee Benefit Plans**

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined. The nonqualified pension plan, with an aggregate projected benefit obligation of $2,251,000 as of December 31, 2021, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, "Compensation—Retirement of Benefits."

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, and the funded status of the plan and the components of pension cost for the nonqualified defined benefit plan is indicated below (in thousands):

Change in benefit obligation:		
Benefit obligation at January 1, 2021	$	2,485
Interest cost		48
Actuarial gain		(84)
Benefits paid		(198)
Benefit obligation at December 31, 2021	$	2,251
Change in plan assets:		
Fair value of plan assets at January 1, 2021	$	—
Employer contributions		198
Benefits paid		(198)
Fair value of plan assets at December 31, 2021		—
Accumulated benefit obligation	$	2,251
Amounts recognized in the balance sheet:		
Accounts payable and accrued liabilities	$	187
Non-current liabilities	$	2,064

The components of the pension plan expense in the statement of comprehensive income are set forth below for the year ended December 31, 2021 (in thousands):

	Year Ended December 31, 2021
Interest cost	$ 48
Amortization of loss	50
Net periodic benefit cost	$ 98

The Exchange used a weighted-average discount rate of 2.25% to determine benefit obligations.

The accumulated other comprehensive loss as of December 31, 2021 consisted of $745,000, net of deferred tax asset of $9,000, that has not yet been recognized in net periodic benefit cost.

Estimated future benefit payments, which reflect expected future service at December 31, 2021, are as follows (in thousands):

2022	$ 189
2023	183
2024	175
2025	168
2026	160
Next 5 years	702

A 2.25% weighted–average discount rate assumption was used to determine net periodic benefit costs for the year ended December 31, 2021.

8. Leases

The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized $411,000 of rent expense for office space as rent and occupancy expense in 2021, within the Exchange's statement of comprehensive income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges. As of December 31, 2021, the remaining lease term was 3.5 years and the discount rate was 3.6%.

Due to the Exchange's exit of its previous office space, it recognized $332,000 of office decommissioning costs as depreciation and amortization expense in 2021. This represents the remaining costs associated with vacating the previous office space and the Exchange does not expect to incur any additional costs. The Exchange paid the remaining liability of $390,000 to the landlord in 2021.

Details of our lease asset and liability balances are as follows (in thousands):

	As of December 31, 2021
Right-of-use lease asset	$ —
Current operating lease liability	690
Non-current operating lease liability	2,083
Total operating lease liability	$ 2,773

As of December 31, 2021, we estimate that our operating lease liability will be recognized in the following years (in thousands):

2022	$ 777
2023	855
2024	877
2025	444
2026	—
Thereafter	—
Lease liability amounts repayable	2,953
Interest costs	180
Total operating lease liability	$ 2,773

9.   Note Payable

In March 2009 and 2014, the Exchange further amended its December 2000 amended and restated lease related to office space. The Exchange was able to lower monthly rent payments and surrender office space. In consideration of the lessor agreeing to terminate the lease with respect to the surrendered space, the Exchange executed an interest-bearing promissory note in the amount of $6,000,000.

Interest expense of 4%, is recognized over the life of the note. For the year ended December 31, 2021, the Exchange recorded interest expense of $116,000.

The promissory note provides for a reduction of the principal balance in the amount of $600,000 beginning on July 1, 2016 and every year thereafter through 2024 and, on June 30, 2025, provided that no default has occurred under the lease or the note. If each annual reduction is made, the outstanding principal balance of the note shall be $0 at the end of the lease.

The $6,000,000 note principal reduction is amortized ratably over the amended lease term and is a reduction to rent expense. The Exchange, for the year ended December 31, 2021, recorded note principal reduction and rent credits in the amounts of $533,000. The outstanding note principal at December 31, 2021 was $1,867,000, which is recorded net of amortization in the balance sheet.

10.   Concentration and Credit Risk

The Exchange has credit risk related to transaction fees that are billed to subscribers on a monthly basis, in arrears. The Exchange's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. As of December 31, 2021, four customers comprise 42% of accounts receivable and three customers comprise 35% of net transactional revenue.

11. Contingencies

From time to time, the Exchange is involved in litigation that is incidental to its business. While the ultimate outcome of any litigation is uncertain, in the opinion of management, based upon consultations with counsel and information available, management is not aware of any ongoing litigation that would have a material adverse effect on the financial position or results of operations of the Exchange.

12. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 24, 2022, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

The ownership structure of NYSE Chicago, Inc. is as follows:

1.   Full legal name: NYSE Chicago Holdings, Inc.

2.   Title or status: Delaware corporation

3.   Date title or status was acquired: February 8, 2005

4.   Approximate ownership interest: 100% ownership interest

5.   Whether the Person has control: Yes, NYSE Chicago Holdings, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

An alphabetical listing of the members and member organizations of NYSE Chicago, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE Chicago, Inc., is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations of NYSE Chicago Inc. is publicly available on the Exchange's website at www.nyse.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

A schedule of NYSE Chicago, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.